October 14, 2010

Larry Spirgel
Attorney Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3010

Re:	Ace Consulting Management, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 21, 2010 File No. 000-50413

Dear Mr. Spirgel:

We represent Ace Consulting Management, Inc. (“Ace Consulting” or, the “Company,” “we,” “us,” or “our”).  By letter dated October 5, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “10-K”) on originally filed on February 21, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.  It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2009.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.  The Registrant concluded that their DC&P was effective.  This appears inconsistent with the fact that the Registrant did not provide management’s assessment of ICFR.

Answer: The Company has updated management’s assessment of internal control over financial reporting in its amended 10K filing.

Please amend your Form 10-K in response to this comment.

Form 10-Q for the Fiscal Quarters Ended June 30, 2010

Results of Operations, page 1

2.  Explain how you generated $6,000 in revenue for the six months ended June 30, 2010.

Answer: Our amended Form 10-Q has been updated to show our plan of operation including the disclosure of consulting revenues.

3.  We note that you expensed $1,415,500 for stock compensation.  Please expand your disclosure stating specifically what the stock compensation relates to and to whom it was paid.

Answer: We have included disclosure indicating stock compensation to individuals who provided advisory services since inception.

The Company acknowledges that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
       GREGG E. JACLIN